Exhibit 12.1

BE Aerospace, Inc.

Computation of Ratio of Earnings to Fixed Charges

(unaudited)

(dollars in millions, except ratios)

	Six Months	Six Months
	Ended	Ended	Fiscal Year Ended
	6/30/2010	6/30/2009	12/31/2009	12/31/2008	12/31/2007	12/31/2006	12/31/2005
Earnings:
Earnings (loss) before income taxes	$107.6	$109.6	$204.6	$(87.8)	$215.1	$90.0	$34.3
Fixed charges, excluding captalized interest	41.6	46.0	90.5	51.2	25.0	44.0	62.1
Total Earnings	$149.2	$155.6	$295.1	$(36.6)	$240.1	$134.0	$96.4

Fixed Charges:
Interest Expense	$37.5	$41.2	$82.2	$45.8	$22.3	$40.7	$57.8
Rental expenses representative of an interest factor	0.8	0.9	1.7	1.5	1.5	1.3	1.3
Capitalized Interest	—	—	—	—	—	—	—
Amortization of deferred debt issuance costs and discount	3.3	3.9	6.6	3.9	1.2	2.0	3.0
Total Fixed Charges	$41.6	$46.0	$90.5	$51.2	$25.0	$44.0	$62.1

Ratio of earnings to total fixed charges	3.6	3.4	3.3	*	9.6	3.0	1.6

*  For the fiscal year ended December 31, 2008, our earnings were insufficient to cover our fixed charges by $87.8 million.